PHARMATHENE, INC.
One Park Place, Suite 450

Annapolis, MD 21401

October 29, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PharmAthene, Inc. (the "Company")
Registration Statement on Form S-4, as amended
File No. 333-191055
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company respectfully requests acceleration of the effective date of its Registration Statement on Form S-4, as amended (File No. 333-191055) (the "Registration Statement"), so that the same will be declared effective on Tuesday, October 29, 2013 at 4:30 p.m. Washington D.C. time, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Jeffrey A. Baumel (973-912-7189) or Rani Doyle (212-398-8467) of Dentons US LLP, with respect to any comments or questions relating to the Registration Statement or this request for acceleration of effectiveness.

Very truly yours,

PHARMATHENE, INC.

By:	/s/ Eric I. Richman
Eric I. Richman
Chief Executive Officer

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